Exhibit 99.25

CANNTRUST™ REPORTS RECEIVING ITS HEALTH CANADA CULTIVATION LICENCE FOR ITS NIAGARA GREENHOUSE FACILITY

Vaughan, ON / October 10, 2017 – CannTrust Holdings Inc. (“CannTrust” or the “Company” | CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, is pleased to announce that it has received its Health Canada Cultivation Licence under the ACMPR for its completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. Phase 1 was completed both on budget and on time.

CannTrust expects the first harvest from its Niagara Facility in early November, with full utilization from Phase 1 expected in December 2017. The planned Phase 2 expansion at this Facility is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 should conservatively provide the Company with an additional 40,000 kilograms of annual growing capacity.

A further expansion at the Niagara Facility, which is located on 46 acres of land, is currently under consideration as we position ourselves to capitalize on the increased demand expected to arise as a result of the July 2018 legalization of adult consumer recreational use of cannabis.

Management Overview

“The expansion of our Greenhouse Facility together with our Health Canada Cultivation Licence will have a positive impact on the Niagara Region Economy. It will allow CannTrust to scale our production to meet growing market demand and provide maximum value to our customers, partners and shareholders” said Brad Rogers President of CannTrust Inc.

“Our standardized, best practices, pesticide-free products and our physician education programs continue to position us as one of the premier low-cost providers of high quality product resulting in exceptional new patient growth”.

Rogers continued “The pending legislation to legalize the adult consumer recreational use of cannabis provides a further major opportunity for the Company. With the completion of all phases of our Niagara expansion we plan to have in excess of 1,000,000 square feet of production capacity. This will give us the ability to acquire a substantial share of the increased demand arising from this new market.”

Eric Paul CEO said “We continue to experience dynamic growth in all areas of the Company as we execute our business plan aimed at being a market leader and innovator in the development of products and services. CannTrust has an exceptional team, all of whom have contributed to this important milestone and who continue to help us a build a business steeped in a culture of compliance and the highest standards”.

Paul continued “Our recent listing on the CSE will provide the Company with the exposure, platform and access to capital markets required to effectively compete and participate in the dynamic growth of our industry.”

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario and with this recently received Health Canada Cultivation Licence is set to begin production at Phase 1 of its 430,000 square foot cultivation facility in the Niagara region.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence- based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have launched a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca